UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.11)*

                        PHOENIX INFORMATION SYSTEMS CORP.
                 ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    719077109
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 20 Pages

                                                              Page 2 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Phoenix Partners

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 39,269,999
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   39,269,999
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            39,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]



13       Percent of Class Represented By Amount in Row (11)

                                    53.68%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999


12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Phoenix Holdings, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]


3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  39,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,000,000
    With
                           10       Shared Dispositive Power
                                            39,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999


12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]



13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]



13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  41,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            41,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            41,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    54.92%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]


13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  40,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            40,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            40,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    54.31%

14       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  41,269,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            41,269,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            41,269,999

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    54.92%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 20 Pages



          This Amendment No. 11 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Phoenix Information Systems, Corp. (the "Issuer"). This Amendment No. 11 amends the initial statement on
Schedule 13D dated December 16, 1994 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 11 is being filed by the Reporting Persons to report that certain warrants to purchase Shares held for the accounts of certain of the Reporting Persons will become exercisable for Shares on December 22, 1997, sixty days from the event date hereof. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)  S-C Phoenix Partners ("Phoenix Partners");

          (ii) Quantum Industrial Partners LDC ("QIP");

          (iii) S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

          (iv) QIH Management Investor, L.P. ("QIHMI");

          (v)  QIH Management, Inc. ("QIH Management");

          (vi) SFM LLC;

          (vii) George Soros ("Mr. Soros");

          (viii) Stanley F. Druckenmiller ("Mr. Druckenmiller");

          (ix) Winston Partners, L.P. ("Winston");

          (x)  Chatterjee Fund Management, L.P. ("CFM"); and

          (xi) Dr. Purnendu Chatterjee ("Dr. Chatterjee").

Updated information concerning the officers and directors of QIP and QIHMI is attached hereto as Annex A and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex B and incorporated herein by reference.

                                                             Page 14 of 20 Pages


Item 5.   Interest in Securities of the Issuer.

          On December 7, 1995 each of QIP and Phoenix Holdings entered into a Common Stock Purchase Warrant Agreement (the "Three-Year Warrant"), filed as
Exhibit X to Amendment No. 5 to the Initial Statement and incorporated herein by reference, with the Issuer. Pursuant to Section 3 of the Three-Year Warrant, an aggregate of up to 2,000,000 warrants may be exercised at any time during the Exercise Period (as defined therein), which commences on the second anniversary of the Acquisition Date (as defined in the Options Agreement filed as Exhibit
(v) to Amendment No. 5 to the Initial Statement) (December 22, 1997) and ends on the fifth anniversary of the Acquisition Date (December 22, 2000). Each warrant issued pursuant to the Three-Year Warrant entitles the holder to purchase one Share at a purchase price per Share equal to 85% of the Market Price (as defined in the Three-Year Warrant) of the Shares averaged over the 10 business days prior to the Acquisition Date through the 20 business days subsequent to the Acquisition Date. Each of QIP and Phoenix Holdings were issued 1,000,000 of the 2,000,000 Three-Year Warrants.

          (a) (i) Phoenix Partners may be deemed the beneficial owner of 39,269,999 Shares (approximately 53.68% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it holds). This number consists of the following securities held for the account of Phoenix Partners: (i) 15,984,999 Shares held by Phoenix Partners, (ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, (iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants, (v) 345,000 Shares issuable upon exercise of the warrant issued to Phoenix Partners pursuant to the February Warrant Agreement, (vi) 140,000 Shares issuable upon conversion of 140,000 warrants issued pursuant to the Additional Warrant Agreement, (vii) 700,000 Shares issuable upon conversion of the Early Purchase Warrant and (viii) 15,000,000 Shares issuable upon conversion of the Series C Shares.

               (ii) Each of the Reporting Persons other than Phoenix Partners, Mr. Soros and Dr. Chatterjee may be deemed a beneficial of 40,269,999 Shares (approximately 54.31% of the total number of Shares which would be outstanding assuming the exercise or conversion by the Reporting Persons of all of the convertible securities that they hold). This number consists of (a) the 39,269,999 Shares held for the account of Phoenix Partners and (b) 1,000,000 Shares issuable upon the exercise of 1,000,000 Three-Year Warrants.

                    Each of QIP, QIHMI, QIH Management,  SFM LLC, Mr. Soros (see
Item 5(a)(iii) below), Mr. Druckenmiller and Dr. Chatterjee (see Item 5(a)(iii) below) may be deemed a beneficial owner of the 1,000,000 Shares issuable upon the exercise of the 1,000,000 Three-Year Warrants held for the account of QIP. Each of Winston, CFM, Dr. Chatterjee (see Item 5(a)(iii) below) and Mr. Soros (see Item 5(a)(iii) below) may be deemed a beneficial owner of the Shares issuable upon the exercise of the 1,000,000 Three-Year Warrants held for the account of Phoenix Holdings.

               (iii)Each of Mr. Soros and Dr. Chatterjee may be deemed the beneficial owner of 41,269,999 Shares (approximately 54.92% of the total number of Shares which would be outstanding assuming the exercise or conversion by the Reporting Persons of all of the convertible securities that they hold). This number consists of (a) the 39,269,999 Shares held for the account of Phoenix

                                                             Page 15 of 20 Pages

Partners, (b) the 1,000,000 Shares issuable upon exercise of the 1,000,000 Three-Year Warrants held for the account of QIP and (c) the 1,000,000 Shares issuable upon exercise of the 1,000,000 Three-Year Warrants held for the account of Phoenix Holdings.

          Despite the increase reported herein in the number of Shares that each of the Reporting Persons may be deemed a beneficial owner of, the above beneficial ownership percentage is lower than that reported in the previous filing on Schedule 13D due to the fact that, based on public information provided by the Issuer, the outstanding number of Shares has increased since such filing.

         (b) (i) Phoenix Partners has the sole power to direct the voting and disposition of the securities of the Issuer (including the Shares) that it holds directly. Each of the other Reporting Persons may be deemed to have shared power to direct the voting and disposition of the securities (including the Shares) held for the account of Phoenix Partners.

               (ii) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI), SFM LLC (by virtue of the QIP contract), Mr. Soros (as a result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM
LLC) and Dr. Chatterjee (as a result of his position as a sub-advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the Shares held for the account of QIP.

               (iii)Phoenix Holdings may be deemed to have the sole power to vote and dispose of the securites (including the Shares) held for its account. Mr. Soros and Winston L.P. (in their capacity as managing members of Phoenix Holdings) may be deemed to have shared power to direct the voting and disposition of such securities. CFM (in its capacity as sole general partner of Winston L.P.) and Dr. Chatterjee (in his capacity as sole general partner of
CFM) may be deemed to have the shared power to direct the voting and disposition of such securities.

          (c) Except as disclosed in this Item 5, there have been no transactions with respect to the Shares since September 5, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The partners of Phoenix Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities of the Issuer (including the Shares) held by Phoenix Partners in accordance with their percentage interest in the partnership.

               (ii) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (iii)The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

          (e)       Not applicable.

                                                             Page 16 of 20 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 3, 1997                 S-C PHOENIX PARTNERS

                                        By:  S-C Phoenix Holding, L.L.C.

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Manager


                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        S-C PHOENIX HOLDINGS, L.L.C.

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Manager


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By: QIH MANAGEMENT, INC.,
                                            its general partner

                                            By:  /S/ SEAN C. WARREN
                                                 ------------------------------
                                                 Sean C. Warren
                                                 Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President

                                                             Page 17 of 20 Pages


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee, its
                                                  General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 18 of 20 Pages


                                        PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 19 of 20 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation     Business Address
----------------------        --------------------     ----------------

Curacao Corporation           Managing Director of     Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles     Willemstad
  Managing Director           corporations             Curacao,
  (Netherlands Antilles)                               Netherlands Antilles

Inter Caribbean Services      Administrative services  Administrative services
  Limited                                              Citco Building
  Secretary                                            Wickhams Cay
  (British Virgin Islands)                             Road Town
                                                       Tortola
                                                       British Virgin Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation     Business Address
----------------------        --------------------     ----------------

Gary Gladstein                Managing Director of     888 Seventh Avenue
Director and President        SFM LLC                  33rd Floor
(United States)                                        New York, New York  10106


Sean C. Warren                Managing Director of     888 Seventh Avenue
Director, Vice President      SFM LLC                  33rd Floor
and Secretary                                          New York, New York  10106
(United States)


Peter Streinger               Chief Financial Officer  888 Seventh Avenue
Treasurer                     of SFM LLC               33rd Floor
(United States)                                        New York, New York  10106


Michael C. Neus               Assistant General        888 Seventh Avenue
Vice President and            Counsel of SFM LLC       33rd Floor
Assistant Secretary                                    New York, New York  10106
(United States)



To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.
(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.

                                                             Page 20 of 20 Pages

                                     ANNEX B



          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                               David Gerstenhaber
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.